China Digital TV Announces Appointment New Independent Director

BEIJING, China, September 26, 2008 -- China Digital TV Holding Co., Ltd. (NYSE: STV), the Company or China Digital TV, the leading provider of conditional access (CA) systems to China’s rapidly growing digital television market, today announced the appointment of Dr. Songzuo Xiang as an independent member of its board of directors, effective September 25, 2008.

Dr. Songzuo Xiang is editor-in-chief of Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently a director of Hurray! Solutions Ltd., a Chinese media company that is listed on the Nasdaq Global Market. Dr. Xiang was also the chairman of Hurray! Solutions Ltd. from 2000 to 2003. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master degree in international affairs from Columbia University in New York City, a doctorate degree and a master degree in economics from Renmin University of China, and a bachelor degree in mechanical engineering from Huazhong University of Science and Technology, also in China.

With the appointment of Dr. Xiang to the board of directors, four out of the seven board members of the Company are independent directors. As a result, China Digital TV has met the New York Stock Exchange requirement that a majority of a listed company’s board of directors are independent directors. Other members of China Digital TV's current board are of Dr. Zengxiang Lu, co-founder and Chairman, Mr. Jianhua Zhu, co-founder and chief executive officer, Mr. James Ho, Mr. Louis T. Hsieh, Mr. Gongquan Wang and Dr. Rui Lu.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China's rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts its CA-related business through its subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd. and its value-added services business through its subsidiary, Beijing Novel-Super Media Investment Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel: +86-10 8279-0021
E-mail: ericyuan@novel-supertv.com

Helen Plummer
Ogilvy Financial, Beijing
Tel: +86-10 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvy.com